UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2018

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 25, 2018, Chaim Hurwitz resigned as Chairman of the Board of Directors (“Board”) of Galmed Pharmaceuticals Ltd. (the “Company”), effective immediately, to pursue other opportunities. On December 26, 2018, the Board appointed Allen Baharaff, the Company’s Chief Executive Officer and current member of the Board, to assume the role of Chairman, subject to and commencing upon shareholder approval. Additionally, the Board appointed David Sidransky, M.D., an external director of the Company and chair of the Nominating Committee, to assume the newly created role as Lead Independent Director, effective immediately. In the newly created role of Lead Independent Director, Dr. Sidransky will preside at executive sessions of the Board, serve as a liaison between the Chairman and the independent directors, and approve matters to be considered by the Board in meeting agendas. The Lead Independent Director will also provide leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.
Date: December 26, 2018	By: /s/ Allen Baharaff Allen Baharaff President and Chief Executive Officer